[BELDEN LETTERHEAD]



August 30, 2006

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7010

Attention:   Ms. Nudrat Salik

    RE:      BELDEN CDT INC.
             FILE NO. 001-12561
             FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2005,
             FILED MARCH 16, 2006

Dear Ms. Salik:

We have included in this letter the responses of Belden CDT Inc. ("Belden", "us", "we", or "our") to the comment letter of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") dated August 14, 2006.

Set forth below are the Staff's comments, indicated in bold, together with the responses of Belden. All references to page numbers in the document correspond to pagination in the filing referenced above.

Form 10-K for the Fiscal Year Ended December 31, 2005

Notes to Financial Statements

Note 3: Belden CDT Merger, page 63

1. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 7. IT IS UNCLEAR HOW YOU DETERMINED THE APPROPRIATE AMORTIZATION PERIODS FOR YOUR INTANGIBLE ASSETS RELATED TO CUSTOMER RELATIONS. WE REMIND YOU THAT PARAGRAPH 11 OF SFAS 142 STATES THAT THE USEFUL LIFE OF AN INTANGIBLE ASSET TO AN ENTITY IS THE PERIOD OVER WHICH THE ASSET IS EXPECTED TO CONTRIBUTE DIRECTLY OR INDIRECTLY TO YOUR FUTURE CASH FLOWS. PLEASE HELP US UNDERSTAND HOW YOU ARRIVED AT THESE PERIODS BY PROVIDING US WITH ADDITIONAL INFORMATION REGARDING THE WEST PENN AND THERMAX CUSTOMER RELATIONS INTANGIBLE ASSETS. YOU STATE THAT YOU CONSIDERED WEST PENN'S HIGH MARKET SHARE PERCENTAGES, THE COMPOSITION OF ITS CUSTOMER BASE, AND THE FACT THAT WEST PENN HAS BEEN DOING BUSINESS WITH MANY OF ITS CUSTOMERS FOR DECADES AND ESTIMATED THAT THIS CUSTOMER BUSINESS WOULD CONTRIBUTE DIRECTLY OR INDIRECTLY TO THE CASH FLOW OF WEST PENN FOR ANOTHER 30 YEARS. PLEASE HELP US UNDERSTAND HOW YOU DETERMINED THAT YOUR RELATIONSHIP WITH WEST PENN WOULD CONTRIBUTE TO YOUR CASH FLOWS FOR 30 YEARS. IN A SIMILAR MANNER, PLEASE ADDRESS HOW YOU DETERMINED THAT YOU EXPECT THERMAX TO CONTRIBUTE TO YOUR CASH FLOWS FOR 20 YEARS. PLEASE ALSO TELL US HOW MANY YEARS THESE TWO COMPANIES WERE CUSTOMERS OF CDT PRIOR TO THE MERGER.

Securities and Exchange Commission
August 30, 2006
Page 2

It appears that our response to your prior comment 7 led you to believe that West Penn and Thermax were customers of CDT prior to the merger and customers of Belden after the merger. West Penn and Thermax were actually wholly owned subsidiaries of CDT that were acquired in the 2004 merger.

For both West Penn and Thermax, we utilized a third party valuation firm to assist us regarding valuations and amortization periods for the customer relations intangible assets.

West Penn was first to market with many of its products, and as a result was able to develop spec positions in the sound and security market. As a result, West Penn became a leading wire and cable supplier to those market segments. At the time it was acquired in the 2004 merger, West Penn derived approximately 80 percent of its annual sales from direct sales to system integrators as opposed to wire and cable distributors. In the wire and cable industry, a company is considered to hold a spec position for a particular product for a particular application when system integrators specify wire and cable with electrical, mechanical, and physical characteristics identical to those of the particular company's wire and cable products. Because system integrators are reluctant to change specifications, companies that have spec positions may benefit from a high volume of repeat business. In addition, system integrators are constantly in the market making buying decisions, whereas ultimate end users enter and leave the market sporadically. We considered West Penn's high market share percentages, the fact the West Penn held many spec positions in the niche markets it served, and the fact that West Penn had been doing business with many of its customers for decades and estimated that this customer business would contribute directly or indirectly to our cash flows for another 30 years.

At the time it was acquired in the 2004 merger, Thermax had been in business for more than 50 years and held various spec positions in the transportation and military markets. Unlike West Penn's spec positions with system integrators, Thermax held its spec positions on temperature-resistant wire and cable products with original equipment manufacturers in the markets mentioned above. Original equipment manufacturers have historically been more conscious of product cost and delivery performance than system integrators and, therefore, more apt to change specifications if not fully satisfied with the supplier relationship. We estimated that the Thermax customer base would contribute directly or indirectly to our cash flows for another 20 years.

Securities and Exchange Commission
August 30, 2006
Page 3


Contingently Convertible Notes, page 79

2. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 11. PLEASE FURTHER CLARIFY HOW YOU DETERMINED THAT THERE IS AN EXPLICIT LIMIT ON THE NUMBER OF SHARES TO BE DELIVERED IN A SHARE SETTLEMENT. YOUR DISCLOSURE STATES THAT THE CONVERSION PRICE IS SUBJECT TO ADJUSTMENT FOR DIVIDENDS AND OTHER EQUITY TRANSACTIONS. PLEASE TELL US THE SPECIFIC EQUITY TRANSACTIONS THAT WOULD IMPACT THE CONVERSION PRICE. PLEASE ALSO TELL US THE SPECIFIC TERMS INCLUDED IN THE NOTE AGREEMENT RELATED TO THE CHANGE IN CONVERSION PRICE AS A RESULT OF DIVIDENDS AND OTHER EQUITY TRANSACTIONS.

Under Section 11 of the note agreement, the number of shares to be delivered upon conversion of our notes is limited to the face value of the notes ($110.0 million) divided by the conversion price.

The conversion price, number of shares to be delivered upon conversion, and the number of authorized and unissued shares available for delivery upon conversion was as follows on several key reporting dates:

                                                            July 15,
                                                              2004       December 31,    December 31,      June 25,
                                                          Merger Date        2004            2005            2006
                                                          -----------    ------------    ------------     ---------
                                                                    (In thousands, except conversion price)


Conversion price .................................            $18.069         $18.069         $17.859       $17.859


Number of shares to be delivered upon conversion .              6,088           6,088           6,159         6,159

Number of authorized and unissued shares available
     for delivery upon conversion ................             98,638          98,549         103,016       102,766


The conversion price which determines the number of shares to be delivered upon conversion can change as a result of the equity transactions listed below; however, all of these transactions are within our control. We would not initiate any equity transaction that would result in our inability to deliver sufficient shares of our common stock upon conversion.

Securities and Exchange Commission
August 30, 2006
Page 4

The note agreement for our $110 million, 4.0% convertible subordinated debentures due 2023 includes the following equity transactions that would impact the conversion price:

SECTION 11.06 ADJUSTMENT FOR CHANGE IN CAPITAL STOCK

If, after the Issue Date of the Securities, the Company:

(1) Pays a dividend or makes another distribution on the Common Stock payable exclusively in shares of Common Stock;

(2) Subdivides the outstanding shares of Common Stock into a greater number of shares;

(3) Combines the outstanding shares of Common Stock into a smaller number of shares;

(4) Pays a dividend or makes a distribution on the Common Stock in shares of its Capital Stock (other than Common Stock or rights, warrants or options for its Capital Stock); or

(5) Issues by reclassification of the Common Stock any shares of its Capital Stock (other than Common Stock or rights, warrants or options for its Capital Stock);

Then the conversion privilege and the Conversion Price in effect immediately prior to such action shall be adjusted so that the Holder of a Security thereafter converted may receive the number of shares of Capital Stock of the Company which such Holder would have owned immediately following such action if such Holder had converted the Security immediately prior to such action.

The adjustment shall become effective immediately after the record date in the case of a dividend or distribution and immediately after the effective date in the case of a subdivision, combination or reclassification.

If after an adjustment a Holder of a Security upon conversion of such Security may receive shares of two or more classes of Capital Stock of the Company, the Company shall determine the allocation of the adjusted Conversion Price between or among such classes or series of Capital Stock. After such allocation, the conversion privilege and the Conversion Price of each class of Capital Stock shall thereafter be subject to adjustment on terms comparable to those applicable to the Common Stock.

Securities and Exchange Commission
August 30, 2006
Page 5


SECTION 11.07 ADJUSTMENT FOR RIGHTS ISSUE

If the Company distributes any rights or warrants to all holders of its Common Stock entitling them to subscribe for or purchase shares of Common Stock for a period expiring within 60 days after the record date for such distribution at a price per share less than the Current Market Price per share, then, on the Record Date, the Conversion Price shall be adjusted in accordance with the following formula:

                                (N x P)
                          O +   -------
             AC = CC x             M
                        ------------------
                                 O + N

Where:

AC = The Adjusted Conversion Price.
CC = The Conversion Price in effect immediately prior to the close of business on the Record Date.
O  = The number of shares of Common Stock outstanding at the close of business on the Record Date.
N  = The number of additional shares of Common Stock offered.
P  = The offering price per share of the additional shares.
M  = The Current Market Price per share of Common Stock on the Record Date.

The adjustment shall become effective immediately after the record date for the determination of stockholders entitled to receive such rights and warrants.

SECTION 11.08 ADJUSTMENT FOR CERTAIN DISTRIBUTIONS

If the Company distributes to all holders of its Common Stock any cash, debt securities (or other evidences of indebtedness) or other assets (excluding dividends or distributions for which adjustment is required to be made), the Conversion Price shall be reduced in accordance with the following formula:

                          M - P
              AC = CC x  -------
                            M

Where:

AC = The Adjusted Conversion Price.
CC = The Conversion Price in effect immediately prior to the close of business on the Record Date.
M  = The Current Market Price per share of Common Stock on the Record Date.
P = The aggregate fair market value on the Record Date (as determined in good faith by the Board of Directors and set forth in a certified resolution filed with the Trustee) of the cash, debt securities (or other evidences of indebtedness) or other assets distributed applicable to one share of Common Stock.

Securities and Exchange Commission
August 30, 2006
Page 6

The adjustment shall become effective immediately after the record date for the determination of stockholders entitled to receive such distribution.

No adjustment will be made, if in lieu of such adjustment, the Securityholders upon conversion, will be entitled to receive, in addition to the shares of Common Stock into which such Securities are convertible, the kind and amount of cash, debt securities (or other evidences of indebtedness) or other assets comprising the distribution that such Holders would have received had they converted their Securities immediately prior to the record date. In addition, no adjustment will be made in the event that the then fair market value (as so determined) of the cash, debt securities (or other evidences of indebtedness) or other assets so distributed applicable to one share of Common Stock is equal to or greater than the Current Market Price per share of the Common Stock, in which case, in lieu of such adjustment, adequate provision shall be made so that each Securityholder shall have the right to receive upon conversion the amount of cash, debt securities (or other evidences of indebtedness) or other assets such Holder would have received had such Holder converted each Security on the Record Date.

SECTION 11.09 ADJUSTMENT FOR ALL CASH DISTRIBUTION

If the Company shall pay or make a dividend or other distribution consisting exclusively of cash to all holders of its Common Stock, the Conversion Price shall be reduced in accordance with the following formula:

                          M - C
              AC = CC x  -------
                            M

Where:

AC = The Adjusted Conversion Price.
CC = The Conversion Price in effect immediately prior to the close of business on the Record Date.
M  = The Current Market Price per share of Common Stock on the Record Date.
C = The amount of cash so distributed and not excluded applicable to one share of Common Stock.

The adjustment shall become effective immediately after the record date for the determination of stockholders entitled to receive such distribution.

No adjustment will be made in the event that the amount of cash so distributed applicable to one share of Common Stock is equal to or greater than the Current Market Price per share of the Common Stock, in which case, in lieu of such adjustment, adequate provision shall be made so that each Securityholder shall have the right to receive upon conversion the amount of cash such Holder would have received had such Holder converted each Security immediately prior to the record date for the distribution of the cash.

Securities and Exchange Commission
August 30, 2006
Page 7

SECTION 11.10 ADJUSTMENT FOR TENDER OR EXCHANGE OFFER

In the event that a tender or exchange offer (other than an odd-lot offer) made by the Company or any Subsidiary for all or a portion of the Common Stock shall expire and such tender or exchange offer (including any amendment in effect immediately prior to the expiration thereof) shall require the payment to stockholders of consideration per share of Common Stock having a fair market value (as determined in good faith by the Board of Directors and set forth in a certified resolution filed with the Trustee) that, as of the last time tenders or exchanges may be made pursuant to such tender or exchange offer (the "Expiration Time"), exceeds 110% of the Current Market Price per share of Common Stock at the Expiration Time, the Conversion Price shall be reduced in accordance with the following formula:

                            O x M
              AC = CC x  -----------
                         P + (T x M)

Where:

AC = The Adjusted Conversion Price.
CC = The Conversion Price in effect immediately prior to the close of business on the date of the Expiration Time.
O  = The number of shares of Common Stock outstanding (including any tendered or exchanged shares) at the Expiration Time.
C = The fair market value of the aggregate consideration payable to holders of Common Stock based on the acceptance (up to any maximum specified in the terms of the tender or exchange offer) of all shares of Common Stock validly tendered or exchanged and not withdrawn as of the Expiration Time (the shares of Common Stock so accepted, up to any such maximum, being referred to as the Purchased Shares).
T  = The number of shares of Common Stock outstanding (less any Purchased
     Shares) on the Expiration Time.
M  = The Current Market Price per share of Common Stock at the Expiration
     Time.

The adjustment shall become effective immediately prior to the opening of business on the day following the Expiration Time.

In the event that the Company or any Subsidiary, if applicable, is permanently prevented by applicable law from effecting such purchases or all such purchases are rescinded, the Conversion Price shall again be adjusted to be the Conversion Price which would then be in effect if such tender or exchange offer had not been made.

Securities and Exchange Commission
August 30, 2006
Page 8

3. YOU STATE THAT YOUR NOTE AGREEMENT DOES CONTAIN A CHANGE OF CONTROL PROVISION, BUT THE PROVISION DOES NOT CALL FOR NET CASH SETTLEMENT. PLEASE CONFIRM THAT THERE ARE NO CIRCUMSTANCES IN WHICH HOLDERS OF SHARES UNDERLYING THE CONTRACT WOULD RECEIVE CASH IN EXCHANGE FOR THEIR SHARES.

If a change of control occurs, the noteholders have three courses of action:

a. The noteholders can tender the notes that they hold for conversion into shares of our common stock. If so, we must exchange whole shares of our common stock for the notes based on the face value of the notes ($110 million) divided by the current conversion price and pay the noteholders cash for any fractional shares computed. We could only be forced into a net cash settlement if we did not have sufficient authorized and unissued shares of our common stock to exchange for the notes. As noted in our response to your comment 2 above, we have had sufficient authorized and unissued shares of common stock to exchange for the notes at each of our key reporting dates following the 2004 merger through our most recent fiscal quarter ended June 25, 2006 and we would not initiate any equity transaction that would result in our inability to exchange sufficient shares of our common stock for the notes.

b. The noteholders can request that we purchase the outstanding notes within 70 to 90 days of the change of control event. If so, we must pay the principal amount of the notes and any accrued and unpaid interest with cash. However, we would not be required to settle the embedded option contract in the notes.

c.   The noteholders can do nothing.

Therefore, there is no circumstance in which the noteholders could receive a net cash settlement for the embedded option contract in the notes.


If you have any questions relating to any of the foregoing, please feel free to contact me at 314-854-8010 or my colleague, John Norman, at 314-854-8015.

Sincerely,


/s/ Gray G. Benoist

Gray G. Benoist
Chief Financial Officer